
SAMSUNG
ELECTRONICS

03 MAY 29 AM 7:21

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


03022380

May 27, 2003

Securities and Exchange Commissio.
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

dlw 6/6



May 26, 2003

Participation in Samsung Card's Rights Offering

1. Details

Samsung Electronics (SEC), the largest shareholder of Samsung Card Co., Ltd. ("Samsung Card") owning 25.88 million shares, has decided to participate in a rights offering by the company. The amount purchased will be in proportion to the number of shares already owned by SEC (56.59%), and serves to help improve Samsung Card's liquidity and financial stability.

2. Size of the Rights Issue

- Samsung Card made a rights offering totaling KRW200 billion (10 million shares × KRW20,000)

- SEC will buy 5,376,293 new shares of Samsung Card in proportion to its current share ownership of 56.59% for KRW107,525,860,000.

    ◊ 5% of the shares will be pre-allocated to the employees, and SEC will take 56.59% of the remaining 95%.

【Changes in SEC's Samsung Card stock holdings】

	Current	**New shares allocated to SEC**	After rights issue
Number of shares (stake)	25,885,653 shares (56.59%)	**5,376,293 shares**	31,261,946 shares (56.08%)
Investment amount (billion KRW)	153.4	**107.5**	260.9


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

May 27, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com


SAMSUNG

May 26, 2003

BOD Resolution to Sell Security Holdings

► Background

The BOD resolved to sell shares of KorAm Bank, Dacom Corporation, and Hanaro Telecom on May 26, 2003. The president and CEO was commissioned to decide on the details of when, how, and what price the stock would be sold at until one year following the resolution.

- As a reference, a resolution similar to this was passed last year, which was essentially extended for another year by this one.

► Details of the Resolution

1. The planned sell-off aims to dispose of unnecessary assets.
2. Shares of KorAm Bank, Dacom Corporation, and Hanaro Telecom will be sold
3. Number of shares subject to the sell off

KorAm Bank : 8,497,358 shares
Dacom Corporation : 4,262,127 shares
Hanaro Telecom : 23,542,281 shares

- Sales amounts will be disclosed as soon as the disposals are conducted In the open market.